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                                      U.S.
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing



                                                         SEC File Number 0-20770
                                                          CUSIP Number 761235506


(Check One):

     (X) Form 10-K and Form 10-KSB        ( ) Form 20-F
     ( ) Form 11-K ( ) Form 10-Q and Form 10-QSB
     ( ) Form N-SAR

     For Period Ended: June 30, 1999

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

     For the Transition Period Ended:   _____________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------------------------




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                                     PART I

                             REGISTRANT INFORMATION




Full Name of Registrant:  Response USA, Inc.

Former Name if Applicable:

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Address of Principal Executive
Office (Street and Number):  3 EXECUTIVE CAMPUS, 2ND FLOOR SOUTH

City, State and Zip Code:    CHERRY HILL, NJ 08002




                                     PART II

                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box):

       | (a) The reasons described in reasonable detail in Part III of this
       |     form could not be eliminated without unreasonable effort
       |     or expense;
       |
   [X] | (b) The subject annual report on Form 10-KSB will be filed on or before
       |     the 15th calendar day following the prescribed due date; and
       |
       | (c) The accountant's statement or other exhibit required by
       |     Rule 12b-25(c) has been attached, if applicable.



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                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed period:

     On August 11, 1999, the Company entered into a Stock Purchase Agreement (the "Agreement") pursuant to which the Company will sell its electronic security and patrol services subsidiaries (the "Sale"). The Sale is scheduled to close on September 30, 1999. Since the execution of the Agreement, the prospective buyer has been conducting an extensive financial review of the Company, and management's efforts have been substantially devoted to responding to buyer's inquiries. As a result, management requires additional time to prepare a complete and accurate Form 10-KSB.

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                                     PART IV

                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

          RICHARD M. BROOKS            856                        661-0700
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                (Name)             (Area Code)                (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X]  Yes         [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes         [X]  No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                                  Response USA, Inc.
           ---------------------------------------------------------------------
                    (Name of Registrant as Specified in Charter)

          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




         Date:  September 27, 1999  By:/S/ RICHARD M. BROOKS
                                       --------------------------------
                                       Richard M. Brooks,
                                       President and Chief Executive
                                       Officer